Cover Letter to Peak Fintech Group Inc. Amended Year‐end 2020 MD&A and

Amended 2020 Annual Information Form

Notice to reader:

Peak Fintech Group Inc. (the "Company") is hereby filing amended versions of its year‐end 2020 MD&A and 2020 Annual Information Form (the "AIF").

The assumptions made by the Company for certain forward looking statements included in the original version of the MD&A were not provided by the Company. Furthermore, the Company presented an adjusted EBITDA, which is considered to be a Non‐GAAP Financial Measure, but the Company failed to comply with the guidance provided in CSA Staff Notice 52‐306, Non‐GAAP Financial Measures by not reconciling the presented adjusted EBITDA to Net Income. The originally filed MD&A also contained inconsistencies in the tables presenting the prior sales of the Company's securities.

The issues that needed to be corrected in the Company's AIF had to do with inconsistencies in the prior sales tables of the Company's securities. The originally filed version of the AIF stated that the closing price of the units of the private placement closed by the Company in August 2020 was $0.02. However, since the closing of the private placement occurred after the 10 to 1 consolidation of the Company's common shares of July 28, 2020, the indicated closing price of the units of the private placement should have been $0.20 rather than $0.02. Also, it wasn't clear in the original AIF that the timing of the implementation of the proposed name change of the Company was at the discretion of the Company's board of directors.

The issues identified above in both the AIF and the MD&A have been addressed in the respective amended versions of the documents.